Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

NOT FOR DISTRIBUTION OR RELEASE IN THE U.S.

18 JUNE 2020

WESTPAC GROUP COMPLETES PENDAL GROUP LIMITED INSTITUTIONAL OFFER

Westpac Banking Corporation today announced the successful completion of the offer of approximately 31 million shares in Pendal Group Limited (ASX:PDL) (Pendal) at a price of $5.98 per share. This represented a discount of 4% to the closing Pendal share price on 17 June 2020.

Following settlement of the offer, Westpac will have completed the divestment of its proprietary shareholding in Pendal.

Westpac’s Acting Chief Financial Officer, Gary Thursby said: “The success of the offer has delivered a good result for Westpac and is aligned with our strategy of simplifying our operations and focusing on banking in Australia and New Zealand."

Settlement of the offer is due to occur on 22 June 2020.

ENDS

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	T. (02) 8253 4008
M. 0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

Disclaimer

This announcement does not constitute financial product or investment advice and has not been prepared to take into account the investment objectives, financial circumstances or particular needs of any investor. Potential investors in either Westpac or Pendal should seek professional independent advice from their financial advisor or other professional advisor.

This announcement contains forward-looking statements, which can usually be identified by the use of words such as such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “continue”, “objectives”, “outlook”, “guidance” or words of similar effect. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Westpac, and which may cause actual outcomes to differ materially from those expressed in the statements contained in this announcement. Undue reliance should not be placed on these forward-looking statements. These forward-looking statements are based on information available to Westpac as of the date of this announcement. Except as required by law or regulation (including the ASX Listing Rules), Westpac undertakes no obligation to update these forward-looking statements.

This announcement may not be distributed or released in the United States. This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any Pendal shares in the United States. The Pendal shares may not be offered or sold, directly or indirectly, in the United States or to, or for the benefit of, any person in the United States unless they have been registered under the U.S. Securities Act of 1933 (the U.S. Securities Act), or are offered and sold in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act, and any other applicable U.S. state securities laws.